

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2010

Lawrence D. Firestone
Chief Financial Officer
Advanced Energy Industries, Inc.
1625 Sharp Point Drive
Fort Collins, CO   80525

> **RE:** **Advanced Energy Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-26966**

Dear Mr. Firestone:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief